Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

The following is a transcript of a conference call held on August 9, 2023.

3D Systems Reports Second Quarter 2023 Financial Results – Recorded Call Transcript

Operator

Hello and welcome to the 3D Systems’ Q2 2023 Conference Call and Webcast. [Operator Instructions] As a reminder, this conference is being recorded.

It’s now my pleasure to turn the call over to your host, Mick McCloskey, Vice President, Treasurer and Investor Relations. Please go ahead, Mick.

Michael McCloskey - Vice President, Treasurer & Investor Relations, 3D Systems Corp.

Good morning and welcome to 3D Systems’ second quarter 2023 conference call. With me on today’s call are Dr. Jeffrey Graves, our President and Chief Executive Officer; Michael Turner, Executive Vice President and Chief Financial Officer and Andrew Johnson, Executive Vice President, Chief Corporate Development Officer and Chief Legal Officer.

The webcast portion of this call contains a slide presentation that we will refer to during the call. Those following along on the phone who wish to access the slide portion of this presentation may do so on the Investor Relations section of our website.

The following discussion and responses to your questions reflect management’s views as of today only, and will include forward-looking statements as described on the slide. Actual results may differ materially. Additional information about factors that could potentially impact our financial results is included in this morning’s press release and our filings with the SEC, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

During this call, we will discuss certain non-GAAP financial measures. In our press release and slides accompanying this webcast you will find additional disclosures regarding these non-GAAP measures, including reconciliations with comparable GAAP measures. Finally, unless otherwise stated, all comparisons in this call will be against our results for the comparable period of 2022.

With that, I’ll turn the call over to our CEO, Jeff Graves, for opening remarks.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Thanks, Mick. And good morning, everyone. Thanks for joining us today. And to reinforce what Mick said, I would refer you to the charts that are up on the Web. There are a couple on there that I think you’ll find really interesting. And I’ll comment on them as we get through them.

Let me begin on slide 6. Let me start this morning by taking a step back and talking about what’s happening in our industry right now. And after that, I’ll provide an update on our engagement with Stratasys and then provide some comments on our second quarter performance and wrap up with our view of the – on the business for the remainder of the year before handing the call over to our CFO, Michael Turner.

We’re going to cover a lot in today’s call. But I want to start by saying that there are three clear takeaways that I want to leave you with today. First, quarterly results across the industry clearly affirmed the critical need for scale. Now, why is this topic suddenly on everyone’s lips? Because for the first time in our history, customers are interested in moving 3D printing out of the lab and into real factory production environments. For a supplier to be successful with these customers, they must have a global presence, compelling technologies and an economic model that allows both the customer and the supplier to generate the profits needed to sustain investments and create value for all of their stakeholders.

As one of the largest pure-play additive companies in the world, 3D Systems clearly has a standalone path to attain increased scale through organic growth. However, our proposed combination with Stratasys, which we’ve actively pursued on a friendly basis for over two years, accelerates attainment of this goal, benefiting our customers and our shareholders on a faster timetable. That’s why we’ve relentlessly stuck with this discussion for so long.

The second main takeaway is that unlike many in our industry, 3D Systems continues to deliver organic growth, not simply through acquisition. While our orthodontics business continues to overshadow other market trends, outside of this segment, we’ve grown revenues organically by roughly 2% during the first half of the year, and our guidance implies high single-digits and low double-digit growth for the full year. While these results don’t reflect our full potential, they do affirm our long-term growth strategy with our markets becoming better balanced over time.

Third, we’re fully committed to our high-potential Regenerative Medicine platform. We have a multi-prong strategy that’s delivering remarkable results that strongly reinforce our confidence in the realization of significant value for this new market. Unlocking this value requires sustained investment, but we’re confident it’s the right decision for our shareholders, as this will be increasingly clear going forward. And I’ll have more comments to follow later in the presentation.

Those are the three main points. Now, let me elaborate on them. As I reflect on how the first few months have progressed, one central theme has emerged. Scale matters. It may be the one thing that all companies in our industry can agree upon right now. While it’s important to remember that this is an industry defined by innovation and growth, we’re going through a profound change in the nature of our customer. And I put that customer in quotes. There are explosive multi-year growth opportunities across many, many markets, but to access them requires that we meet the need of factory managers, not lab managers or design engineers, that’s where the growth is at.

Factory managers put a premium on not only the precision of the printer, but also the economics of its operation in the complete factory workflow, not just the printing process. The reliability and reproducibility of the operations and the ability of a supplier to service the product over its decades long life. These are completely different requirements to those of a lab manager or design engineers who were our primary customers until recently.

In addition, most large customers have multiple factories scattered throughout many parts of the world. They want to serve 3D printing where it’s most valuable and not worry about the depth of local technical support or the unique training of operators. These are new requirements for most companies in our industry and meeting them takes scale, scale that brings a global sales and service footprint, ever improving operational efficiencies and importantly a broad range of printing technologies to support the full range of application needs.

For the largest of us in the industry, we’re able to do this for select market verticals today which in our case is well demonstrated in the dental orthodontics market where we’ve grown to support multiple, large scale fleets of printers in factories on three continents. Our fleets of printers produce more components in a day than the rest of the industry combined. In 2021 and early 2022, this exposure helped us disproportionately as everyone in the world seemed to want straight – to straighten their teeth and inflation had not yet impacted their spending. Then, over the last year, inflation effects on discretionary consumer spending has taken a dramatic toll on in demand for orthodontics. And we as a key supplier felt this impact acutely.

Fortunately, the bottom seems to be now in sight for this market which will bring us relief, but the longer term answer is to diversify our market exposure as we’re working hard to do. To replicate our orthodontic success in other markets, I reorganized the company by market vertical when I arrived in 2020. For our two business units healthcare and industrial, we now target specific high value market verticals, picking a lead customer to work with intimately on their applications in each. These applications often span both polymer and metal printing technologies, which is why we’ve aggressively invested to sustain our broad portfolio of hardware which is the broadest in the industry today. Others are now working to emulate this approach.

Our customer success is demonstrated within a market, then we work to scale the optimum processes for their applications and move them into their factories for mass production. This approach is what’s driving our positive organic growth in markets outside of orthodontics. Just as we are strong in orthodontics, others in the industry may be strong in other individual market verticals or with specific narrow technology offerings. However, no one is yet positioned to access multiple market opportunities that are now rapidly emerging in front of us. And they’re very exciting to say the least.

To be very clear, I would not trade our strengths and opportunities at 3D Systems for anyone else’s. The faster any of us can attain scale, the more quickly value can be created for our customers and our shareholders alike. At 3D Systems, we see two paths to realize our mission to achieve scale. Right now, there’s an immediate path through a combination of Stratasys. Second is through the execution of our standalone plan, which is built around securing new customer contracts in high value market verticals such as aerospace and defense, semiconductors, electronics, med devices and others. Commercializing our Regenerative Medicine business, return to growth in orthodontics, of course, and the emergence of new significant dental applications. To be very clear, both paths are very sound, highly executable and will create significant value over time.

Because the decision point is right in front of us now, I want to again highlight why we feel strongly about our proposed combination with Stratasys and why we spend so much time and effort pursuing this combination over the last two years. This combination presents unmatched value creation for potential for all stakeholders in the additive manufacturing industry, creating a leader in the industry with exceptional financial profile that will provide three critical elements to all stakeholders, sustainable profitability, innovation and value creation.

Importantly, as we mentioned two weeks ago, we now feel the total value delivered from highly accretive cost synergies is at least $110 million given redundant investments in R&D, SG&A in addition to COGS efficiencies, all of which we feel can be realized within 18 months of closing, delivering even more value to shareholders than we had originally anticipated.

I’ll only briefly comment on the ongoing discussions between our two companies. After some delay, Stratasys has progressed to an exhaustive diligence process in order to compare the two combination options before them, ourselves and Desktop Metal. They’ve clearly stated they need scale and technology diversity to be successful, and I believe our deal brings this in an overwhelmingly compelling manner.

I’m happy to say that our teams are now rapidly bringing the diligence effort to a close. It’s no secret that I had hoped to move faster, and at times it’s been very frustrating given that we’re both public companies and the benefits of our specific combination are so very clear, it’s been reinforced by the feedback we’ve received since submitting our proposal from shareholders of both companies who have been crystal clear that they share their view of the tremendous value creation in this deal.

While we had hoped to be in a position to announce a deal with Stratasys today, we’re not in a position to do so. However, with the end of the process in sight, we will see it through to its ultimate conclusion. The bottom line is that we’re going to do what’s right for shareholders, and I’m not going to let near-term noise distract us from the end goal, particularly when success will create so very much short term and long term value for all stakeholders.

Now moving on, I’ll turn to slide 7. I’d like to move on to what’s become an ever more exciting driver of our long term growth plan Regenerative Medicine. As we’ve mentioned previously, we’re investing heavily in our Regenerative Medicine business, because we truly believe in this transformational potential, the ability to manufacture human organs and other parts of the human body, as well as reproduce human physiology in the lab to speed the development of new drug therapies, will enable life changing health outcomes for people in need around the world, while creating significant value for our shareholders.

Our innovation engine continues to make great progress in all three facets of this new business. For organs, our initial focus has been on 3D printed lungs, the most complex product ever 3D printed through our partnership with United Therapeutics. Since 2017, we’ve continued to execute on an aggressive 10-year plan and with the progress that we’ve made, we’re on the precipice of some huge milestones in the years ahead. As a reminder, we’ve set a goal for human trials in 2026 and have already accomplished much of the heavy lifting related to development. We believe we’re tracking well towards this path, which only a short time ago would have seemed like a pipe dream.

To put the opportunity in context a bit, in 2021, there were 2,569 lung transplants completed worldwide, according to the US Department of Health and Human Services. At the same time 3,111 patients were added to the waiting list in the United States alone, a fraction of those that could benefit from this procedure if an adequate supply were available. The number of patients formally added to the lung transplant waiting list has grown almost 28% compared to the last decade that began in 2010. You can understand our enthusiasm for this opportunity when you put that unmet need against our clear path to commercialization.

Moving on to drug development and our opportunities with Systemic Bio, I’d refer you to slide 8 and if you could take a moment to get there, some of the concepts here are just amazing. h-VIOS, our proprietary organ-on-a-chip platform is a novel application which allows pharmaceutical companies to test their drugs on a cellularized chip that mimics the response in human organs during trials. While others have attempted to commercialize the organ- on-a-chip concept driven by the clear benefits in drug development, our technology is unique, leveraging our breakthrough in the printing of vascularized tissue using our Print to Perfusion technology developed for human organs, Systemic Bio has now demonstrated the four core technology advancements needed for success as shown on this slide.

These elements just working left to right include, first the creation of very precise computer models for vascularized tissue when the vascular network can sustain life in the human cells that will surround them. Next, converting this model into a three dimensional scaffold at the precision needed for the intended tissue structure and then cellularizing the scaffold in order to convert it into living human tissue with a desired, healthy or diseased cells. And then demonstrating, as you’ll see in the far right hand photograph, that this entire three dimensional tissue structure supplied with blood and nutrients can sustain that cell life for an extended period of time, measured in days and weeks, not minutes.

That photograph on the right is a profound breakthrough. It demonstrates the sustainability of life in the laboratory where it can then be studied on a reproducible basis by new drugs. We believe this will help accelerate the pharmaceutical industry tremendously over time. With the team and facilities established under the leadership of Ms. Taci Pereira, we designed our first – we signed our first contract with a major pharmaceutical company last quarter. This study which will span several quarters, is the first demonstration of the technology to our pharma customer. We expect another contract award with a second major pharma company later this year, and we have five additional programs with other major pharma companies in our pipeline.

While it takes time to establish a new technology with these companies, once done, the growth opportunities are significant and there is enormous number of variations that the technology can be pursued. Also of note earlier this year, this is very important, the FDA announced that animal testing of new therapeutics is no longer a requirement in order to move into human trials. This provides an additive incentive to introduce new, more effective testing methods for new drug therapies.

From a value creation standpoint, it’s fairly well known that bringing new drug to market is an enormous cost, with one estimate putting it at $2.3 billion per drug. However, what’s more eye opening for us is the market that the average return on investment for a new drug is just 1.2%. We believe that our h-VIOS product can significantly reduce both the time and cost for our pharmaceutical partners. We’re just in the first inning here with our partners in this space, but much like with our organ business, we see an incredible pairing of technological breakthrough coupled with incredible demand.

And finally, earlier this week, we announced a new partnership with Theradaptive, a protein engineering company. Their product, the OsteoAdapt, is used primarily for orthopedic regeneration or very simply put, regrowing damaged bone. As shown on slide 10 through the marriage of our technologies, we will combine the Theradaptive protein material with our 3D printed custom orthopedic implants to yield highly targeted bone regeneration. Initial applications will be for spinal and craniomaxillofacial repair, a market we know well, given our extensive history. We believe the value added through these targeted protein treatments can be significant.

In terms of technology maturity, Theradaptive has already earned three breakthrough medical device designations from the FDA, with human trials targeted for later this year. They estimate that this product alone could address a roughly $4 billion annual market.

Now moving to more on the core 3D Systems business and our results through the first half of the year on slide

11. While we’re encouraged to see sequential revenue growth from the prior quarter and we call out that our non- dental business has grown over 3% year-to-date, we also acknowledge what we delivered was below our expectations.

To add more color on the second quarter performance, it’s important to discuss them at two distinct sections, as we did on our first call; our dental orthodontics market and our non-dental markets. As many of you may be familiar with the dental orthodontics market and specifically one customer represents a material portion of our overall business. As we constantly message, this market went through a period of significant growth in 2021 and 2022 after broad economic pressure began impacting consumer spending, more recently the businesses started into a rapid decline. The pain was compounded by the inventory builds that were completed over the COVID period when the supply chain disruption was a major concern for all companies. This led to a decline in revenue for our business by over $50 million over the last four quarters.

While we’re encouraged by the recent public data that points to – suggests the orthodontic markets may have started to stabilize, it’s important to note that customer inventory levels still remain somewhat elevated. We’d expect a slight lag between demand recovery and subsequent impact to our business. Given these factors in Q2, we again face the tough comparison to prior year and the decline in dental was the primary driver behind the consolidated company’s performance.

With that said, the dental business continues to be directionally consistent with what we expected at the beginning of the year. We continue to expect our dental business to be down approximately 35% for the full-year 2023.

Looking to the second half of this year, we expect that our comparisons to the prior year will become more favorable.

Turning to our non-dental markets. As the second quarter progressed, we witnessed opportunities within both our Industrial and Healthcare segments get pushed into future periods. This led to unexpected weakness for the quarter in our non-dental revenues.

Fortunately, a significant portion of these opportunities were booked in July, but the point remains, as bullish as we are regarding the long-term demand drivers, the near-term environment this year is more uncertain.

Customers are continuously re-evaluating their capital expenditures in light of rising interest rates, tightening budgets and a more cautious macroeconomic outlook. And as such, sales cycles in some verticals seem to be elongating.

Putting aside those dynamics for a moment, we were encouraged to see growth at some of our underlying verticals that we view as vital to our long-term strategy. Notably, in the personalized health solutions portion of our Healthcare segment we delivered another strong quarter of double-digit growth. While this is only a portion of our non-Healthcare segment, it’s a critical driver to our future performance and one that we believe we’re advantageously positioned relative to our competition.

Given our broad range of printing technologies and materials base that spans both metals and polymers and multiple 510k approvals from the FDA, we continue to make great strides in medical applications for the human body. And to just put our advantageous position into context, a typical product design time in this application can span years, only then to go through an average six months to achieve FDA approval.

Moving on to our Industrial segment, pressure within verticals such as service bureaus and energy were nearly offset by growth in other verticals such as foundries, aerospace and defense, consumer and durable goods and semiconductors. Within Industrials, we’re proud that our unique Titan extrusion printing platform continues to gain traction, evidenced by our recent announcement of our EXT 1070 being selected by Matrix Moon, an additive manufacturing focused training center and 3D Systems reseller in India, and our collaboration with SWANY, an additive manufacturing service provider in Japan. Both fantastic examples of growing the presence of our Titan platform internationally since this acquisition earlier last year.

Now to slide 12 for an updated view on what we expect for the remainder of 2023. While Michael will go into specific financials in more detail shortly, I would stress the importance of a few key points from this morning’s prepared remarks. Dental represents a material portion of our business and is home to our largest customer. We’ve acknowledged the headwinds in this business we’d face at the very beginning of the year and has continued to perform largely in line with our expectations. Our general customers are starting to see signs of stabilization and we expect year-over-year comps to become more favorable in the second half of the year.

While we still feel there’s some level of inventory to be worked through in the short term, our position in orthodontics is very strong and will remain a cornerstone of our dental business for years to come. In our non- dental business, as I mentioned previously, we saw a more conservative shift in customers’ capital expenditure appetite within the quarter. We expect this trend of elongated sales cycles to continue throughout the rest of the year, which has led us to adjust our full year expectations, and now target high single-digit to low double-digit percentage revenue growth for the full year outside of orthodontics. While this is prevalent in both non-dental healthcare and industrial, it’s not without the bright spots of continued growth that I discussed earlier.

So with that, I’ll turn things over to Michael. Michael?

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

All right. Great. Thanks, Jeff, and good morning, everyone. Before I go into the normal details of the financial results, I’d like to circle back on three important points that Jeff has already made that will underscore most of my prepared remarks this morning. First, on February the 28 of this year, we informed you that we expect our dental business to be down by approximately 35% for the year. We further commented that this would be more pronounced in the first half of the year due to the timing of order patterns in the first half of last year, followed by the subsequent decline of demand for dental orthodontics that unfolded in the back half of 2022. Our view on this has not changed and the year-over-year declines that we’ve experienced in our dental markets during the first half of the year are very much in line with our original expectations. And our view for the full year decline of 35% remains unchanged as well.

The second point I’d like to make is what has changed is a shift in customer order patterns during the quarter, particularly impacting printer sales that resulted in orders being shifted out of Q2 and into Q3 due to elongated sales cycles as customers began to reevaluate their capital expenditures in light of rising interest rates, tightening budgets and a more cautious macroeconomic outlook. We are conservatively expecting these elongated sales cycles to continue for the remainder of the year, resulting in a shift of sales demand that will adversely impact our view of full year 2023 sales attainment.

I’ll circle back to this in more detail shortly. And the last comment I’d like to make pertains to year-to-date sales growth. Excluding the softness in dental sales that will be expected to occur in 2023 and despite a shift in customer order patterns that occurred late in the second quarter, we’re very encouraged by the growth we’ve generated in this difficult environment, particularly if we’ve seen a contraction in organic revenues from most of the companies in this space so far in 2023. With that important backdrop in place, I’ll begin with a summary of revenue for the second quarter on slide 14.

Second quarter revenue of $128 million decreased 8.5% compared to the same period last year, primarily reflected in the expected weakness in our dental markets. Excluding our dental business, second quarter sales decreased by approximately 2% versus the prior year, driven by the shift in customer order patterns as previously discussed. On a year-to-date basis however, excluding our dental business, revenues have grown by more than 3%.

Specific to our segments, second quarter Healthcare Solutions revenue decreased 15% to $61 million compared to the same period last year and was primarily driven by continued softness in our dental market, which was down 23% versus the same period last year and in line with our expectations. For the remainder of our Healthcare Solutions business, revenue declined by approximately 4% versus the same period last year due to the shift in customer order patterns already discussed. On a year-to-date basis, Healthcare Solutions revenue decreased approximately 20% to $110 million due to the expected softness in our dental market which was down approximately 35% and in line with our expectations.

Our non-dental Healthcare Business was up roughly 7% due to continued strength in personalized Healthcare Solutions, which is up more than 15%, partially offset by a decline in printer sales due to the shift in customer order patterns discussed earlier.

Turning now to Industrial Solutions second quarter revenues declined by approximately 1% to $67 million compared to the same period last year, due primarily to lower printer sales related to a shift in customer order patterns. On a year-to-date basis, our Industrial segment has grown by approximately 2% to $140 million due to strength in markets, market segments such as transportation and motorsports, foundries, academic research and aerospace & defense. We are particularly pleased by the continued momentum that we were able to capitalize on in some of these sectors of the market, which are notoriously difficult to penetrate.

Moving on to slide 15, to talk about gross profit. Gross profit margins in the second quarter of 2023 were 39% compared to 38% in the same period last year and were flat sequentially. This year-over-year increase was primarily due to favorable mix, pricing and the benefits of our cost optimization exercises to in-source more manufacturing production.

Moving now to slide 16. Adjusted EBITDA decreased by $4 million to negative $7 million in the second quarter compared to the same period last year. The decrease in adjusted EBITDA was primarily driven by lower dental sales volumes and spending in regenerative medicine, which we remain committed to for all the reasons that Jeff discussed earlier. The decline is due to lower sales volumes in our dental orthodontics market, slightly offset by lower operating expenses and gross margin expansion, primarily due to the benefits of our cost optimization exercises to in-source more manufacturing production.

Net loss of $29 million resulted in a diluted loss per share of $0.22 and a diluted non-GAAP loss per share of

$0.07. This year-over-year decline in EPS reflects all the factors that we had previously discussed.

Now turning to slide 17 for an update on our balance sheet. We ended the quarter with approximately $492 million in cash and short-term investments on hand. The decrease in cash throughout the first half of the year is due to the normal seasonal use of cash from operations of $46 million, capital expenditures of $14 million, and acquisition and other investments of $16 million.

Turning now to slide 18. For the full year 2023, we are providing the following guidance. Revenues of $525 million to $545 million. Non-GAAP gross margins of 40% to 42%. And we expect to generate positive EBITDA during the fourth quarter of this year, noting that we maintain the expectation to invest $10 million to $12 million associated with our regenerative medicine in the current year.

This updated guidance reflects the assumption that the elongated sales cycles that we experienced during Q2 will remain in place throughout the balance of the year. This range of revenue guidance results in growth rates of approximately 7% to 12%, excluding the anticipated 35% decline in our dental orthodontics markets. While this isn’t what we had hoped for when entering the year, we’re encouraged by the growth we expect to generate in this difficult environment, particularly as we’ve seen organic revenues for most of the companies in this space contract year-over-year.

Before we open up the line for Q&A I’d like to reiterate a few key points from our remarks this morning. First, excluding the expected decline in our dental orthodontics market and despite the shift in customer order patterns we experienced during Q2, we’ve generated year-to-date revenue growth of approximately 2% on a purely organic basis, which is encouraging to us given the contraction in organic revenue that we’ve seen for many other peers in the space so far this year.

And we’re now expecting growth rates of approximately 7% to 12% for the full year, excluding the anticipated 35% decline in dental revenues that we’ve guided to all along. Lastly, I want to underscore our firm belief that many of the challenges that we’ve experienced this year would be solved by achieving scale in the industry. And while we have plenty of confidence in our ability to accomplish this on a standalone basis, a combination with Stratasys would provide for immediate acceleration of scale attainment, which would allow for the combined companies to immediately begin delivering on three critically important elements to all stakeholders, sustainable profitability, sustainable innovation and value creation.

With that, we’ll now open the line for questions. Operator?

QUESTIONS AND ANSWERS

Operator

Thank you. [Operator Instructions] Our first question is coming from Troy Jensen from Lake Street Capital Markets. Your line is now live.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Hey, gentlemen. Good morning. Thanks for taking my question.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

This is Jeff, good morning.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Hey, Jeff. So first of all, I guess the weakness in dental that’s been well communicated and coming in line with expectations, I guess, my question would be just positioning the account going forward. Is there been any change in share with this big customer?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

No, not a bit as far as we know, Troy. It’s – literally they were on a hard ramp during the COVID period when everybody was worried about getting materials and parts. And everybody wanted straight teeth at the time and interest rates were low. So, people had the money to spend. So it’s been a confluence of both a drop in demand and burning off inventories. So, directionally it’s just what we expected this year, but there’s no other effects going on that we’re aware of at all.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Got you. All right, Jeff, and for you to remind me, I thought, entering the year, didn’t you think industrial was going to grow about 15%?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yes, we did, Troy. And that’s – so yeah, the only unexpected this point in the quarter really were, near – late in the quarter we saw push-out of POs for some of our high ASP products. And again, my impression was and is today, it’s not share loss because most of those POs were landed in July, in early July, most of them came through. I think customers are just slow rolling capital spending still, interest rates are high. The economy is still a bit uncertain. People are managing cash. So, directionally it’s where we expected. It’s just a little bit of slow rolling of some of the larger POs.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Okay, understood.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

And Troy until it’s proven otherwise, we’re just assuming that continues now throughout the year. I don’t want to get my hopes up today, that’s going to miraculously change. I hope it does. But we’re just assuming right now just kind of cascades through the year as it did in Q2.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Sure. All right. So right now, you think industrial is high-single to the low-double digit growth this year?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Is that the kind of...

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah. It’ll still grow organically and pretty nicely, but not where we had hoped at the beginning of the year. And again, I think those POs will eventually flow through and we’ll see that – a recovery or a rebound in the growth rate. But this year that’s what we expect, pretty healthy organic growth. Not quite what we expected at the beginning of the year.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Right. Okay. And then quick one for Michael. And not that I’m asking guidance here at all, but just directionally on gross margins, I know you guys are doing a lot on cost cuts and there’s just a lot of mix-shifts going forward. And you just hypothetically, if you guys did like $600 million in revenue next year, what would gross margins look like for you guys?

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Yeah, we, so Troy, that’s a great question. We expect continued margin expansion, right, we’re starting to get the full impacts of the cost optimizations that we did last year to in-source manufacturing and as well as the cost outs that we executed within the quarter. Additionally, we’ve announced the in-sourcing of metal production into our Riom, France facility that we’re working hard to execute on this year. So, we would expect margins to continue to increase. I mean, I think kind of in that 42% to 43%, maybe even as high as 44% for next year.

Troy Jensen - Analyst, Lake Street Capital Markets LLC

Perfect. Awesome. Well, guys, good luck going forward. You got my full support on this – the merger stuff. So, good luck.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Thanks, Troy.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Thank you, Troy.

Operator

Thank you. Next question is coming from Greg Palm from Craig-Hallum. Your line is now live.

Danny James Eggerichs - Analyst, Craig-Hallum Capital Group LLC

Thanks, guys. This is Danny Eggerichs on for Greg today.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Good morning, Danny.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Good morning, Danny.

Danny James Eggerichs - Analyst, Craig-Hallum Capital Group LLC

Hey, guys. I was hoping to kind of touch on the dental as well. I know previously you had kind of said destocking would kind of start to abate mid-year. And as we look at, we’re now kind of middle of August. As you look back on that, how has that progressed relative to your expectations? I know, you kind of said overall, it’s in line. And then on top of that, how has – maybe demand at the end consumer shifted to kind of that mix there?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Well, there’s been some clear communicating from the leader of that industry about in-demand and how that’s evolved. I think when inflation first spiked, demand really went through the floor. What has been said publicly now by them is that they’ve basically, to paraphrase, look at their market in terms of adults and kids. The kids segment seems to be back. And the adults segment is lagging, which is consistent with consumer discretionary spending, adults are dragging their feet now on getting their teeth straightened.

I do think that situation is all stabilized now, so it’s great to see the kids segment back. The adult segment undoubtedly will follow because people still have a fundamental desire for that and especially as global as that business is now. So, the in-demand profile we think is kind of bottoming and should be starting to recover. The lag for us is that they did build inventory in the supply chain coming out of COVID because everybody, again, was worried about just having enough raw material or machines, components, whatever your business was.

Everybody was worried about that. So everybody stocked up on inventory and they were no exception.

So, now it’s just a matter of bringing down the inventory. So, it’s a balance between in-demand going up, inventories being burned off. We estimated that would take 35% out of that revenue for us this year. And directionally if it’s tracking that way, we’re not changing our overall yearly estimates of that. So, I hope some time we’ll be surprised with demand bouncing back. But people have to remember there is a lag between that in- demand going up and the demand signal flowing through to us. So, fundamentally, nothing’s changed. And we’re pleased to see the market seem to be bottoming now. And once the inventories are at reasonable levels again, I think you’ll see a nice upturn.

Danny James Eggerichs - Analyst, Craig-Hallum Capital Group LLC

Yeah. Got it. Maybe one on the guidance. Maybe specifically the EBITDA side – positive EBITDA for the year would imply still a pretty good improvement in the second half here. So, I guess what’s your confidence level with what you’ve done on the cost side so far and maybe assuming more of a stagnant environment, is there any additional levers you would have to pull to get that or do you think that’s – what you’ve done on that cost side makes you confident.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Yeah, so Danny, just to be crystal clear, we expect positive EBITDA in Q4, not necessarily the full year, right.

Danny James Eggerichs - Analyst, Craig-Hallum Capital Group LLC

Yeah.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

And while we don’t give quarterly guidance, right, we would expect Q3 to kind of be slightly negative to roughly breakeven and then you can kind of do the math from there.

Danny James Eggerichs - Analyst, Craig-Hallum Capital Group LLC

Yeah. Okay.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

And then on the cost programs, I mean, we’re seeing good, solid traction there. I mean, actually we got a little more cost out within the quarter than we’ve previously anticipated and we continue to aggressively manage and control costs as necessary.

Obviously, we want to not cut too deep, we want to preserve for the future, but we are taking appropriate actions there and seeing good, solid traction.

Danny James Eggerichs - Analyst, Craig-Hallum Capital Group LLC

All right. Got it. I’ll leave it there. Thanks.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

All right. Thanks, Danny.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Thanks Danny.

Operator

Thank you. Your next question is coming from Shannon Cross from Credit Suisse. Your line is now live.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

Thank you very much. I was wondering if you sort of take a higher level approach to the bioprinting business. And given, I think you’re seeing some significant, I don’t know improvement in or at least results that in terms of the trials and everything you’re doing, does it make sense at some point to literally run this as a separate business, maybe, I know you have United Therapeutics, I mean, is this – I guess I’m just trying to figure out is this something that gets sold eventually, gets IPO’d eventually? Because it does – it’s such a bright spot in terms of your business...

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

...at least in terms of the results that we’ve seen so far. And again, it’s just a different investor base.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yes. Yeah.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

With a much longer time horizon than maybe some of the ones that look at 3D printing. I don’t know. I’m just wondering...

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

...how you’re thinking about it as things are progressing?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Well, no, Shannon, it’s an excellent question because our traditional investor base are largely industrial tech people, growth oriented industrial technology folks generally and that’s what most of this industry speaks to. This business as you take 3D printing now into printing human products, it is a different type of market, it’s a biotech market. And, it was the right thing that kind of incubated as a part of our R&D program.

At some point, I think you’re exactly right. It becomes a separate business. And there’s a really nice amount of technology cross over both directions. So what we’ve learned on printing in other segments, industrial and healthcare, we can apply to regenerative and vice versa. We’re learning a lot in regenerative that we’re now carrying back into our industrial markets. But outside of that technological crossover, they really are different end markets and potentially different customer – or a different investor basis.

So, what I – and I can’t speculate exactly on the timing, but I think the path you laid out is probably correct is it will become a separate business unit for us. And in that sense, we have flexibility to bring in new outside investors in that business that have an interest in that. If the capital requirements are such that that’s needed, we’d have the flexibility to spend it, if it made sense to do so.

So however we can continue to un-trap value in that over time, that’s exactly what we would do. So, I see a growing kind of in the direction you suggested and as we hit some of these key milestones and it becomes more and more publicly clear what this business is capable of, I think the time will be right some time to probably set it up as a separate business unit. And whether we spin it or we take outside investment, that’s a decision that will have to follow.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

Okay. Yeah, that’s helpful. And then I think on the industrial side, you mentioned that a number of deals that were pushed actually have either closed or are closing or I guess you said closed in July.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

So I’m wondering, is it that you’re just seeing incremental push out? So it’s just kind of a rolling issue within the industry. And that’s why you’re providing a bit more cautious commentary.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yes, exactly right, Shannon. Very simple. It’s – and because it was particularly on higher ASP products, both in metals and polymers, but particularly on bigger capital spends from our customer, they’re moving a little bit more slowly on improving POs. So what we had – what we saw not come in at the end of Q2, largely landed in July, in Q3. And we just kind of expect that trend right now until proven otherwise to just kind of roll through the year.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

And, I guess, are there any specific industries or again high ASP we can probably guess...

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

No.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

...but as we think about – go ahead.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

It’s pretty – yeah, honestly Shannon, it’s pretty broad industrially. I think everybody’s being conservative on cash spend and it’s not that they don’t have – they’ve got great checkbooks. It’s that they just want to be prudent in how fast they expand capacity or bring in new capability.

So – and again, it was tilted toward our higher expense items. And, so you would imagine that’s just people slow rolling CapEx spending. And it wasn’t dramatic, but it does change the outlook of the year, which is why we updated guidance.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

And Shannon, just to be clear, this impact of both industrial and healthcare, it was largely on the printer side of our portfolio. So it was literally across all segments of our business.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Kind of uniformly.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah. It affected printers. That’s exactly where it hit, for example, our personalized health service businesses is going very strong and that’s about procedures, that’s about medical procedures and hospitals. And helping people repair their body, everything else that’s printer driven was exposed to that same kind of dynamic.

Shannon S. Cross - Analyst, Credit Suisse Securities (USA) LLC

Okay. Great. Thank you so much.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

You’re welcome, Shannon.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Thanks, Shannon.

Operator

Thank you. Next question is coming from Alek Valero from Loop Capital Markets. Your line is now live.

Alek Valero - Loop Capital Markets

Hey, guys. How’s it going?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Great.

Alek Valero - Loop Capital Markets

It’s Alek on for Ananda. My question is – so to what degree does your desire to combine with Stratasys has to do with accelerating key industry adoption? And if so, how would that adoption look like and where?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

And if I heard you correctly, is it influenced by industry adoption of 3D printing?

Alek Valero - Loop Capital Markets

That’s right, what is your desire to...

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Yeah.

Alek Valero - Loop Capital Markets

...combine with Stratasys. Yeah.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Well, sure. Yeah, absolutely. It’s an accelerator. So what – as a standalone company, what we’re doing right now is trying to replicate what we’ve done in orthodontics across other market verticals, and the scale that you get to by combining with a company of Stratasys’s size and it brings in very complementary technologies, it gives you more horsepower to do that more quickly.

So it doesn’t directionally change things, but it does allow you to move faster. So that’s what I love about this combination is strategically it’s the same path that we’re on, and ultimately I believe they’re on too, but it just allows it to occur much more quickly. And the window of opportunity right now for customers to look at 3D printing in factories, it’s open right now.

Coming out of COVID, our customers, it’s the same thing we did. They were all worried about their supply chain. And the bigger the customer, the more worried they were, because most of those supply chains, if you go outside of healthcare, most of them are extended around the world. So you got parts coming out of Asia. You’ve got assembly operations all over the world. You had tons of labor and component shortages during the COVID period, and it’s caused everyone to relook at their supply chain.

And once you do that, you look at the location. You also look at the [ph] account (00:47:35), you look at what technology you’re using to make parts. And with 3D printing, they get an improvement in performance of the part and now they get very good economics. But you’ve got to go out and touch them, and you’ve got to demonstrate the technology for them. Many of these guys have never used 3D printing in a factory before at all. They’ve never used it.

So that’s why I pointed out the customer has really changed. It’s now factory managers. And if you’ve ever – I grew up part of my career in factories and if you ever meet a factory manager, they are some of the most focused conservative people in the world. They do not want to miss a delivery. So, if they’re going to bring in 3D printing, a new technology, you have to demonstrate it for them, solving the economics, the risk, and the complete workflow economics.

So what Stratasys combination with us does is it just increases the pace of that capability and it makes it more robust because it’s, again, a broader technology offering gives us a better financial profile for continued investment. The cost synergies are amazing to me, $110 million to the bottom line. So you’ve got a good, sustainable, profitable business. And that, again, from a customer standpoint, that’s what you want to see in a supplier.

We have to serve these guys on multiple continents. most of the big ones where the real volume is at, they’re on multiple continents. So you’ve got to have a footprint where you could support that and we’ll get there on our own. Market vertical-by-market vertical, it’s fine. But if we can combine with Stratasys, we get there a whole lot faster, with a whole lot more efficiency. That’s why we’ve been working at it for two – that’s why we’ve been working at it for two years. Honestly, the logic’s been there for two years since we reorganized this business, so I hope we can make it happen.

Alek Valero - Loop Capital Markets

Awesome. Thank you so much for that. Really appreciate it.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

You’re welcome.

Operator: Thank you. Next question is coming from Brian Drab from William Blair. Your line is now live.

Tyler Hutin - Analyst, William Blair & Co. LLC

Good morning, guys. This is Tyler Hutin on for [ph] Brian (00:49:39).

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Good morning.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Hey. Good morning.

Tyler Hutin - Analyst, William Blair & Co. LLC

And I just wanted to touch on the extrusion platform within Titan. You guys had mentioned some of the [ph] end market benefit (00:49:51) getting traction, I mean can you just dive in to that a little more where you are seeing the most tractions and jut kind of where the opportunity is going?

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

I’m sorry, Tyler, I missed part of that. Michael, did you catch those questions?

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

So, Tyler, I just want to make sure I heard your question clearly. It was about Titan and specific traction in certain markets and in segments. Is that your ultimate question?

Tyler Hutin - Analyst, William Blair & Co. LLC

Correct [indiscernible] (00:50:12)...

Operator

Would you mind picking up your handset? This is the operator. I do apologize. Would you mind picking up your handset.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

You got to climb out of that barrel, Tyler. It’s hard to hear. But no, if your question is about Titan, I’m very happy to take it. Titan’s a marvelous platform. It’s a rugged, large platform that our customers really enjoy. It’s carving a really nice niche in the extrusion market, making a robust range of tooling for different applications now. It was a small US startup company that we acquired just over a year ago, and so it’s gotten really nice traction in the United States.

We’re now seeing it begin to take root in Europe and in Asia because the value proposition is very high. They can make large parts quickly. It’s got a – and the raw material input is pelletized. It’s from pellets. So it’s a lower – fundamentally lower cost raw material. So you get – customers get a really good value. They get speed, size and a lower raw material cost for introducing Titan. And so the payback for them has been really attractive. The margins are good for us. So it’s a really great sustainable business from my standpoint that I think will carve a really nice niche in the extrusion market.

Michael Turner - Executive Vice President & Chief Financial Officer, 3D Systems Corp.

Yeah. And Tyler, one other thing that I think about when we talk about Titan, one very interesting aspect is it has inline finishing and kind of post part production – or post-production work that can be done right in the machine itself. So that allows for streamlined workflows.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

It’s pretty cool, the guys that started this company are very bright, energetic young guys. They came out of the CNC milling industry, so this Titan has a rotating head on it that you can move from extrusion to machining very quickly, so you can print a very large part at high speeds, and then you can rotate the head and go back and machine the surface off to make it really smooth. So it’s kind of the best of both worlds, all in a self-contained unit and easy to use. So we’re really bullish on it and are excited to see its growth.

Operator

Thank you. We reached the end of our question-and-answer session. I’d like to turn the floor back over to Jeff for any further or closing comments.

Jeffrey A. Graves - Chief Executive Officer, President & Director, 3D Systems Corp.

Thanks, Kevin, for hosting us. Listen, thank you all for tuning in. We look forward to updating you again next quarter and for taking questions along the way. I wish you all a great day and a great quarter ahead. Thank you.

Operator

Thank you. That does conclude today’s teleconference and webcast. And you may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the Securities and Exchange Commission (the “SEC”), as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this report will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. In addition, we note that Stratasys is not able to countersign a merger agreement with 3D Systems without first terminating Stratasys’ merger agreement with Desktop Metal and that the mutual consent of both Stratasys and Desktop Metal is necessary for termination of the Desktop Metal merger agreement. In addition, we note that Stratasys continues to recommend in favor of the Desktop Metal merger agreement, which remains in full force and effect, and that the vote by Stratasys shareholders on the Desktop Metal merger agreement has not yet occurred or been scheduled. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

All references to the binding nature of the offer and merger agreement being proposed by 3D Systems, whether in a press release, presentation, other document or public statement, are subject to the contents of the escrow letter that was filed by 3D Systems on July 13, 2023 with the SEC on Form 8-K.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems and/or a new holding company to be formed by 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF 3D SYSTEMS AND STRATASYS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. ANY DEFINITIVE PROXY STATEMENT(S) OR PROSPECTUS(ES) (IF AND WHEN AVAILABLE) WILL BE MAILED TO STOCKHOLDERS OF 3D SYSTEMS AND/OR STRATASYS, AS APPLICABLE. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.